Direct Digital Holdings, Inc.

1177 West Loop South, Suite 1310, Houston, Texas 77207

VIA EDGAR

May 3, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Taylor Beech

Re:	Direct Digital Holdings, Inc.

Registration Statement on Form S-3 (File. No. 333-271382)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Direct Digital Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern Time, on May 4, 2023, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Rakesh Gopalan of McGuireWoods LLP at (704) 343-2275, or in his absence, David Wolpa of McGuireWoods at (704) 343-2185.

Thank you for your assistance in this matter.

Sincerely,

Direct Digital Holdings, Inc.

/s/ Susan Echard
Susan Echard, Chief Financial Officer